Exhibit 3.1

AMENDMENT NO. 1 TO

AMENDED AND RESTATED BY-LAWS

OF

PEAK RESORTS, INC.

1.Section 2.7 of the Amended and Restated By-Laws is hereby amended by deleting the last sentence of the second paragraph thereof in its entirety and inserting the following in lieu thereof:

Except as otherwise provided in a Certificate of Designation with respect to any shares of preferred stock, each shareholder shall have one (1) vote for each share having voting power, registered in his/her name on the books of the corporation.

2.Section 3.2 of the Amended and Restated By-Laws is hereby amended by adding the following at the end of the third paragraph thereof:

or (c) by any shareholder pursuant to a written agreement with the corporation (which written agreement was approved by the board of directors), provided that such nominee meets the qualifications set forth in such written agreement.

3.Section 3.4 of the Amended and Restated By-Laws is hereby amended by deleting such Section in its entirety and inserting the following in lieu thereof:

Section 3.4 Removal. Subject to any limitation imposed by law, directors may be removed from office with or without cause only (a) by the board of directors, as provided by law, in the event a director fails to meet the qualifications for election as a director as set forth under Section 3.2 herein, or in the event a director is in breach of any agreement between such director and the corporation relating to such director’s services as a director or employee of the corporation, or (b) by a vote of the holders of sixty-six and two thirds percent (66-2/3%) of the shares then entitled to vote at an election of directors, voting as a single class. Any such vote by the shareholders shall be in addition to the separate vote of any particular class or series of capital stock of the corporation required by or pursuant to law, the articles of incorporation or otherwise.

Effective August 18, 2016